Value Line Mutual Funds

7 Times Square, 21st Floor

New York, NY 10036

212-907-1850

June 30, 2014

Via Edgar

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Value Line Asset Allocation Fund, Inc.
File Nos. 33-62240; 811-07702
Value Line Small Cap Opportunities Fund, Inc.
File Nos. 33-56028; 811-07388

Dear Mr. Cowan:

In response to your comments on the recent filing by the registrants (each, a “Fund” and collectively, the “Funds”) noted above, the following changes (unless otherwise indicated) will be made to the Prospectus and Statement of Additional Information of each Fund and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.	The Value Line Small Cap Opportunities Fund, Inc.’s name change has been updated on the Edgar System.

2.	This is to confirm that the sub-transfer agency fee is included in “Other Expenses” in the fee tables.

3.	Footnote number (2) to the fee table on page 3 for Value Line Asset Allocation Fund will be changed to footnote (1). This is to confirm that there has been no change in the fee waiver and the fee waiver is reflected in the example on page 4 for one year.

4.	The paragraph on pages 7 and 27 entitled “Below Investment Grade or High Yield Securities” is being moved to the Statement of Additional Information.

5.	Fund Performance for Value Line Asset Allocation Fund in the table on page 9 will also be compared to the S&P 500 Index in addition to the 60/40 S&P 500 Index/ Barclays Capital Aggregate Bond Index. The 60/40 S&P 500 Index/Barclays Capital Aggregate Bond Index is representative as to how the Value Line Asset Allocation Fund invests.

6.	The third sentence under “Fund Performance” on pages 8 and 14 will be revised to read as follows: “These returns are compared to a broad based market index.”

7.	The references in the second paragraph under “Principal Investment Strategies of the Fund” to the small market capitalization ceiling at June 30, 2014 on page 12 is in accordance with the definition provided by Lipper Inc.

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Each registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein

Peter D. Lowenstein
Legal Counsel